January 18, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Attn:  Robert F. Telewicz Jr., Senior Staff Accountant, Division of Corporation Finance

Re:          NorthStar Real Estate Income Trust, Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Form 10-Q for Quarterly Period Ended September 30, 2012

Dear Mr. Telewicz:

Set forth below are the responses of NorthStar Real Estate Income Trust, Inc. (together with its subsidiaries, the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated December 28, 2012 (the “Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”) filed on March 2, 2012 and the Company’s Form 10-Q for the quarterly period ended September 30, 2012 filed on November 13, 2012.

For convenience of reference, each Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in the Letter and is followed by the corresponding response of the Company.  Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s Exchange Act periodic filings.

Form 10-K for fiscal year ended December 31, 2011

Comment No. 1 — Risk Management, page 6

We note your disclosure on page 6 that your advisor conducts comprehensive credit reviews. In future Exchange Act periodic reports, please revise to more specifically describe how management assesses the credit risk of your portfolio from period to period, including any internal risk ratings, LTV metrics, watch lists or similar measures it uses.

Response to Comment No. 1

A component of the Company’s advisor’s comprehensive credit review utilizes internal risk rankings that are highly subjective. The Company’s advisor does not utilize these internal risk rankings as an early warning system to assess the changes in the relative risk of its investments. The

Company’s advisor has a dedicated portfolio management team and primarily identifies the changes in the relative risk of the Company’s portfolio through the portfolio management team’s day-to-day oversight of the Company’s investments, weekly management meetings and other aspects of its quarterly credit review.

Each Exchange Act periodic filing already includes a discussion of how the Company assesses the credit risk of its portfolio period-to-period.  In addition, the Company discloses the key credit statistics of its loan portfolio in Item 8. Financial Statements and Supplementary Data, Note 5 - “Real Estate Debt Investments” of the Form 10-K for fiscal year ended December 31, 2011. Furthermore, the Company refers the Staff to its response to Comment No. 4 which addresses the disclosures provided by the Company related to credit quality information.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 44

Comment No. 2 — General

We note the higher and increasing yields associated with your loan portfolio. In future Exchange Act periodic reports, please revise to more specifically describe the loans, including the collateral type for each loan and the geographic diversification of the collateral.

Response to Comment No. 2

The Company notes the Staff’s comment and advises the Staff that it will in future Exchange Act periodic filings, commencing with the Form 10-K for fiscal year ended December 31, 2012, add disclosure regarding property type and geographic location of the Company’s loan portfolio.

Item 8. Financial Statements and Supplementary Data, page 56

Notes to Consolidated Financial Statements, page 63

Comment No. 3 — Formation and Organization, page 63

Please tell us and disclose in future filings the percentage of your limited partnership interest in NorthStar Real Estate Income Trust Operating Partnership, LP as of the most recent balance sheet date.

Response to Comment No. 3

As of September 30, 2012, the Company’s limited partnership interest in NorthStar Real Estate Income Trust Operating Partnership, LP was approximately 99.95%. This percentage interest will continue to increase as the Company raises the expected maximum of $1.1 billion in shares of common stock from its continuous, public offering and contributes such proceeds to NorthStar Real Estate Income Trust Operating Partnership, LP as a capital contribution.  In future Exchange Act periodic filings, commencing with the Form 10-K for fiscal year ended December 31, 2012, the Company will disclose its limited partnership interest in NorthStar Real Estate Income Trust Operating Partnership, LP as of the respective balance sheet date.

Comment No. 4 — Real Estate Debt Investments, page 70

Please explain to us how you have met all of the disclosure requirements of ASC Topic 310-10-50. Specifically, explain to us where you have included the credit quality information required by ASC Topic 310-10-50-27 through ASC Topic 310-10-50-30.

Response to Comment No. 4

The Company notes the Staff’s comment and advises the Staff that the Company believes it addresses the applicable disclosures of ASC Topic 310-10-50, specifically the credit quality information rationale required by ASC Topic 310-10-50-27 through 30 in Note 2 — “Summary of Significant Accounting Policies,” Note 5 - “Real Estate Debt Investments” and Note 6 - “Borrowings.”

Furthermore, in response to the specific request to the disclosures on credit quality information, the Company advises the Staff that beginning in its Exchange Act periodic filing for the quarterly period ended September 30, 2012, the Company modified its credit quality monitoring disclosure.  The Company advises the Staff that it will in future Exchange Act periodic filings, commencing with the Form 10-K for fiscal year ended December 31, 2012, use the modified disclosure below.

The Company’s CRE debt investments are typically first mortgage loans secured by direct senior priority liens on real estate properties or by interests in entities that directly own real estate properties, which serve as the primary source of cash for the payment of principal and interest. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality ~~of its debt investments~~ principally based upon: (i) whether the borrower ~~collateral~~ is currently paying contractual debt service in accordance with the contractual terms, and (ii) whether the Company believes the borrower ~~it~~ will be able to ~~do so~~ perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company categorizes a ~~Those~~ debt investment~~s~~ for which it ~~the Company~~ expects to receive full payment of contractual principal and interest payments ~~are categorized~~ as “performing.” The Company will categorize ~~group~~ a weaker credit quality debt investment~~s~~ that is ~~are~~ currently performing, but for which it believes future collection of all or some portion of principal and interest is in doubt, into a category called “performing with a loan loss ~~credit~~ reserve.” The Company will ~~group its~~ categorize a weaker~~st~~ credit quality debt investment~~s, those~~ that ~~are~~ is not performing, which the Company defines as a loan in maturity default and/or is past due at least 90 days on its contractual debt service payments, as a non-performing loan~~s~~ (“NPL”).  ~~as “non-performing loans~~.~~”~~  The Company’s definition of an NPL may differ from that of other companies that track NPLs.

As of December 31, 2011, all of the Company’s CRE ~~real estate~~ debt investments were performing in accordance with the terms of the loan agreements and were categorized as performing loans.

As noted above, all of the Company’s loans are currently performing in accordance with its contractual terms.  The Company evaluates its loan portfolio on at least a quarterly basis and accordingly, the Company will adequately disclose any changes to the credit quality of its portfolio in future Exchange Act periodic filings.

Comment No. 5 — Stockholders Equity, page 73, Distributions, page74

Please tell us and disclose in future periodic filings the tax status of distributions per share (e.g., ordinary income, capital gain, return of capital). Refer to Rule 3-15(c) of Regulation S-X.

Response to Comment No. 5

For the year ended December 31, 2011, 78.6% of distributions paid represented a return of capital and 21.4% represented ordinary income. In future Exchange Act periodic filings, commencing with the Form 10-K for fiscal year ended December 31, 2012, the Company will disclose the tax status of distributions paid per share.

Form 10-Q for quarterly period ended September 30, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Results of Operations, page 36

Comment No. 6 — Net Interest Income, page 36

Please explain to us how you have met all the disclosure requirements of Securities Act Industry Guide 3. Specifically tell us where you have disclosed the variance analysis required by Section I.C. of Guide 3. To the extent you have determined that the disclosures are not required, tell us how you have applied the guidance in SAB Topic 11.K.

Response to Comment No. 6

The Company has considered the guidance in SAB Topic 11.K and has disclosed the information called for by Securities Act Industry Guide 3 to the extent meaningful to an understanding of the Company’s financial statements. Specifically, the Company believes that the variance analysis required by Section I.C. of Guide 3 is not meaningful given the nature of the Company.   As a publicly-registered, non-traded REIT, the Company generally may have a limited life followed by a liquidity event or other targeted exit strategy.  Generally, the Company will have a significant amount of its acquisition activity and be substantially more dynamic during its initial years of investment and operation as compared to later years when the proceeds from its initial public offering have been fully invested and when the Company may be seeking to implement a liquidity event or other exit strategy.  The Company does not intend to engage in a follow-on offering, subject to board approval, and as a result, its total capital will be limited to a maximum of $1.1 billion in shares of common stock from its continuous, public offering.  As a result, the number of loans will be limited. For instance, the Company only owns 20 loans as of December 31, 2012.

Comment No. 7 — Distributions Declared and Paid, page 46

We note your disclosure on pages 46 and 49 regarding the distributions paid. In future Exchange Act periodic reports, please revise your disclosure in the distributions table to quantify the amount of distributions funded by offering proceeds.

Response to Comment No. 7

In future Exchange Act periodic filings, commencing with the Form 10-K for fiscal year ended December 31, 2012, the Company will quantify the amount of distributions funded by offering proceeds in a footnote to the distributions table.

* * *

As requested in your letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer and Treasurer

cc:           Mark Rakip, Securities and Exchange Commission

Sandra Hunter, Securities and Exchange Commission

Jennifer Gowetski, Securities and Exchange Commission

Daniel R. Gilbert, NorthStar Real Estate Income Trust, Inc.

Albert Tylis, NorthStar Real Estate Income Trust, Inc.

Ronald J. Lieberman, NorthStar Real Estate Income Trust, Inc.

Rosemarie A. Thurston, Alston & Bird LLP

Leslie H. Solomon, Alston & Bird LLP

Michael C. Bernstein, Grant Thornton LLP